Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS

**Supplement dated September 28, 2017 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2017, as amended**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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Effective November 1, 2017, Class Z Shares of the Columbia Acorn® Fund and Class Z Shares of the Columbia Mid Cap Value Fund will be renamed to Institutional Class. All references to the Class Z Shares in the Columbia Acorn® Fund and the Columbia Mid Cap Value Fund in the Contract Prospectus and Contract Prospectus Summary will be deleted and replaced with Institutional Class.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.**